Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 9, 2018

TO THE PROSPECTUS DATED MAY 2, 2018

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated May 2, 2018, as supplemented by Supplement No. 1 dated August 14, 2018, Supplement No. 2 dated September 25, 2018, and Supplement No. 3 dated October 3, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering; and

•	the origination of a mezzanine loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement of the offering as a result of the purchase of $2.0 million in Class I Shares by Cantor Fitzgerald Investors, LLC, our sponsor, at a purchase price of $25.00 per share, or the initial purchase. Following the initial purchase, our escrow agent released the offering proceeds from the initial purchase in our escrow account.

As of November 7, 2018, we had issued 108,699 shares of our common stock (consisting of 28,699 Class A Shares and 80,000 Class I Shares) in our offering for gross proceeds of approximately $2.7 million. Our primary offering is expected to terminate on May 3, 2021, unless extended by our board of directors as permitted under applicable law and regulations.

Origination of Mezzanine Loan

On November 1, 2018, we, through an indirect subsidiary, RIT Lending, Inc., originated an $8.99 million floating rate, mezzanine loan, which we refer to as the Loan. The Loan was to DS 531 E. 12th Mezz LLC, which is owned and controlled by Michael Shah, the principal of Delshah Capital Limited, for the acquisition of a property located in Manhattan, New York, which we refer to as the Property, for a total acquisition cost of $26.07 million. The acquisition of the Property was further financed by a $17 million mortgage loan provided by Pacific Western Bank, which we refer to as the Senior Loan. The fee simple interest in the Property is held by DS 531 E. 12th Owner LLC, of which DS 531 E. 12th Mezz LLC owns 100% of the membership interests. The Property is a 8-story multifamily building totaling approximately 27,400 square feet, located at 533 E. 12th Street in the Lower East Side neighborhood of Manhattan and has an aggregate as-is appraised value based on a condominium sell-out scenario of $25.7 million.

The interest rate for the Loan is LIBOR plus 9.25%. The Loan is secured by a pledge of 100% of the equity interests in DS 531 E. 12th Owner LLC. The Loan may be prepaid in its entirety, or in part in connection with sales of condominium units, subject in each case to RIT Lending, Inc.’s receipt of eighteen months of minimum interest. The term of the Loan is three years, with two 1-year options to extend. The mezzanine loan agreement for the Loan contains customary covenants restricting DS 531 E. 12th Mezz LLC’s operation, modification and leasing of the property without RIT Lending, Inc.’s consent in certain material circumstances. In addition, the mezzanine loan agreement for the Loan contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of DS 531 E. 12th Mezz LLC, and certain dispositions of the collateral or a change in control of DS 531 E. 12th Mezz LLC. The Property will be managed by an affiliate of DS 531 E. 12th Mezz LLC.

$6,830,000 of the Loan was funded at closing. $1,660,000, which we refer to as the Interest Holdback, of the Loan was held back and will be advanced to the extent the Property does not generate sufficient cash flow to fully cover the payment of interest on the Loan. RIT Lending, Inc. may require DS 531 E. 12th Mezz LLC to contribute funds to an interest reserve if RIT Lending, Inc. does not believe that the Interest Holdback will be sufficient to pay interest on the Loan through the maturity date. $500,000, which we refer to as the CapEx Holdback, of the Loan was held back and will be advanced to pay for capital expenditure and marketing costs associated with the Property and approved by RIT Lending, Inc. Advances of the CapEx Holdback are subject to standard conditions associated with such advances, including evidence that all corresponding contractors have been paid and that there are no liens on the Property.

The Loan Agreement permits DS 531 E. 12th Mezz LLC to convert the Property to a condominium, subject to the satisfaction of certain conditions, including RIT Lending, Inc.’s review and approval of the applicable condominium documents.

In connection with the origination of the Loan, RIT Lending, Inc. and Pacific Western Bank entered into an intercreditor agreement, which specifies the time and method by which the various secured parties may enforce their security interests in their respective collateral. In addition, the intercreditor agreement contains customary restrictions on modifications to the senior and mezzanine loan documents and restrictions on the ability of the lenders to exercise overlapping consent rights. The intercreditor agreement also grants RIT Lending, Inc. the right to cure events of default under the Senior Loan and the right to purchase the Senior Loan during the continuance of an event of the default under the Senior Loan.

In connection with the origination of the Loan, RIT Lending, Inc. entered into a participation agreement with our sponsor, Cantor Fitzgerald Investors, LLC. We, through RIT Lending, Inc., originated the Loan with (i) cash from the our ongoing initial public offering equivalent to a 20.23% interest in the Loan and (ii) proceeds from the transfer to Cantor Fitzgerald Investors, LLC of a 79.77% participation interest in the Loan. We intend, but are not obligated, to purchase the remaining 79.77% of the interest in the Loan from Cantor Fitzgerald Investors, LLC at a purchase price equal to the equity contributed by Cantor Fitzgerald Investors, LLC in exchange for such interests in the Loan. The participation agreement provides that participation certificates sold to Cantor Fitzgerald Investors, LLC represent an undivided beneficial ownership interest in the Loan. The participation agreement also specifies the parties’ respective rights with respect to the Loan. The transactions with Cantor Fitzgerald Investors, LLC were approved by our board of directors, including by the majority of our independent directors.